 Exhibit 99.1

Vision Marine Technologies Files Patent for Innovative High-Voltage Marine Battery Pack, Opening New Horizons for Electric Marine Market

Montreal, QC, May 22, 2024 - Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a pioneer in electric marine propulsion, proudly announces the filing of its fourth patent on May 15, 2024, for a dedicated high-voltage marine battery pack. This battery pack is a key element of the E-Motion™ Marine Powertrain Technology and will also be available as a standalone product for future recreational electric powerboats.

Over a rigorous five-year development period, Vision Marine meticulously tested and evaluated various batteries to power the E-Motion™ Electric Powertrain. Existing solutions fell short of the high standards for performance, security, and ease of installation required for a premier marine powertrain. Determined to address this gap, Vision Marine engineered a bespoke solution prioritizing security, performance, and user-friendly installation.

An Innovative High Voltage Battery Pack for the Marine Industry

The Vision Marine team created a state-of-the-art marine battery surpassing automotive standards, featuring NMC(1) cells and an advanced battery management system. This unique battery is designed to endure the critical challenges of electric boating, with high voltage delivery, sophisticated electronic communications, and internal cooling tailored for the E-Motion™ Technology.

"The architecture and design were made with no compromise to suit marine propulsion" said Xavier Montagne, Chief Technology Officer. "This battery pack sets the pace for innovation, delivering leading performance and efficiency at the convergence of power and security in the electric recreational boating industry. It also has the potential to accelerate wider electric powerboat adoption."

Designed with naval architects over four years, this pack’s form factor, inspired by traditional gas tanks, facilitates installation in recreational boats ranging from 18-34 feet. Its IP67(2) waterproof stainless steel construction, with high-placed connectors at the tail end, provides ergonomic installation and resistance to water exposure. The pack’s versatile design includes multiple fixation points for dampers, enhancing vibration resistance throughout its lifetime.

Patenting Unique Innovative Solutions

"Securing the patent for the battery is essential. These packs are the cornerstone of efficiency on the water and can be sold to other OEMs and powertrain manufacturers at scale," said Alexandre Mongeon, CEO. "The battery packs will become a significant source of income as demand rises." If granted, this patent will reinforce Vision Marine's control over the manufacturing process for these batteries by owning the necessary tools, facilitating the company to produce them at any location of its choosing.

Continuing to mold the electric boating revolution, Vision Marine drives innovation and sustainability in the industry. As demand for environmentally friendly marine propulsion grows, Vision Marine believes its advancements will be shaping the future of boating.
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(1) Nickel Manganese Cobalt
(2) Ingress Protection (IP) Testing: 6 - Protected Against Powerful Water Jets, 7 - Protected Against the Effects of Immersion

About Vision Marine Technologies

Vision Marine Technologies, Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques, reshaping the recreational boating experience. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks, uncertainties, and other factors that may cause actual results to differ materially. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements.

Investor Relations and Company Contact

Bruce Nurse
303-919-2913
bn@v-mti.com